WAIVER OF SURRENDER CHARGE RIDER

This rider is made a part of Your contract if You and the Annuitant are less than age 86 on the Effective Date. All definitions, provisions, and exceptions of the contract apply to this rider unless changed by this rider. The Effective Date is the same as the Contract Date unless another date is shown on the current Data Pages.

DEFINITIONS

CRITICAL NEED means being confined to a Health Care Facility, diagnosed with a Terminal Illness, or Totally and Permanently Disabled.

HEALTH CARE FACILITY means a licensed hospital or inpatient nursing facility providing daily medical treatment and keeping daily medical records for each patient (not primarily providing just residency or retirement care). This does not include a facility that primarily provides drug or alcohol treatment, or a facility owned or operated by the Owner or Annuitant or a member of their immediate families.

TERMINAL ILLNESS means a sickness or injury that results in the Owner's or Annuitant's life expectancy being 12 months or less from the date You provide Us Notice to receive benefits under this rider.

TOTALLY AND PERMANENTLY DISABLED means the Owner or Annuitant qualifies to receive Social Security disability benefits.

BENEFITS AND CONDITIONS

We will waive the Surrender Charge and any administrative or transaction fee that would apply to a full surrender or any partial surrender that would otherwise incur a Surrender Charge, subject to the following conditions:

1. After the Effective Date of this rider, the original Owner (if a natural person) must have a Critical Need; and on the Effective Date of this rider, the original Owner must not have had a Critical Need; or After the Effective Date of this rider, the original Annuitant must have a Critical Need; and on the Effective Date of this rider, the original Annuitant must not have had a Critical Need.
2. To exercise this rider based on Health Care Facility confinement, the confinement must continue for at least 60 consecutive days after the Effective Date of this rider.
3. There is a one year waiting period before You can exercise this rider. You must provide Us Notice, and proof which is acceptable to Us that the conditions of this rider have been met, after one year following the Effective Date of this rider. In addition, for Health Care Facility confinement, this must be provided within 90 days after confinement ends.

TERMINATION

This rider ends on the first of the following events:

1. You terminate the contract to which this rider is attached.
2. You cancel this rider. We reserve the right to require that You send Us Your contract so We can record the cancellation.

(Company Officers' Signature and Title)

Principal Financial Group

Principal Life Insurance Company
Des Moines, Iowa 50392-0001